Nova Biogenetics, Inc.
                               8601 Dunwoody Place
                                    Suite 338
                             Atlanta, Georgia 30350
                                  770-650-6508


February 7, 2006


United States Securities
 and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Company:     Nova Biogenetics, Inc. ("NVBG")
         Form:        SB2/A1 Registration Statement
         File No.:    333-130631

Dear Sirs and/or Madame:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form SB-2) to February 9, 2006 at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

   o Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve NVBG from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   o NVBG may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kevin F. Smith

Kevin F. Smith
President